Investor Relations
Alfred A. Galgano
Director, Investor Relations
(612)  593-4820
(612)  593-4733


Metris Web Site Address
www.metriscompanies.com


             METRIS REPORTS THIRD QUARTER NET INCOME UP 61 PERCENT
                   SIX MONTH NET INCOME UP 45 PERCENT


   	ST. LOUIS PARK, Minn. (October 14, 1998) - Metris Companies Inc. (Nasdaq: MTRS) today reported net income for the third quarter ended September 30, 1998, of $17.0 million, or $0.85 per share, up 61 percent from $10.5 million, or $0.52 per share for the third quarter of 1997. Net income for the nine months ended September 30, 1998 was $40.6 million, or $2.03 per share, an increase of 45 percent over net income of $28.0 million, or $1.38 per share, for the same period in 1997.

	"We continue to deliver solid earnings from each of our business lines," said Ronald N. Zebeck, president and chief executive officer of Metris. "Our business continues to grow and we remained focused on our fundamental strategies of risk-based pricing, strong reserving practices and prudent accounting."


  For the third quarter of 1998, the managed net interest margin was 11.9 percent compared with 12.7 percent for the second quarter of 1998 and 13.4 percent for the third quarter of 1997. Included in the third quarter results were one-time, non-recurring expenses related to the termination of the old Fingerhut Companies, Inc.(NYSE:FHT) guaranteed bank credit facility and the old asset-backed commercial paper program, which historically was shared with Fingerhut. Without these one-time costs, the net interest margin would have been 12.3 percent in the third quarter. Financing costs as a percent of borrowings for the third quarter of 1998 were 6.7 percent, reflecting the previously mentioned one-time expenses, compared with 6.2 percent in the second quarter of 1998 and 6.2 percent in the third quarter of 1997.

 	Credit card charge volume increased 83 percent to over $1.1 billion in the third quarter of 1998 compared to $0.6 billion in the third quarter of 1997.
For the first nine months of 1998, credit card charge volume was approximately $2.7 billion, a 61 percent increase over the same period in 1997.

  The managed credit card loan portfolio grew by 9 percent, or $362 million, during the third quarter bringing the portfolio to over $4.2 billion at September 30, 1998. The third quarter receivables growth was primarily due to the impact of our second quarter marketing campaign. Credit card accounts totaled approximately 2.5 million at September 30, 1998.


	 The managed net charge-off rate was 10.5 percent for the third quarter of 1998, compared to 10.6 percent for the prior quarter and 8.7 percent for the third quarter of 1997. The purchase accounting related to the acquired portfolios favorably impacted the charge-off rates, for the third and second quarters of 1998, by approximately 30 basis points each quarter. For the nine months ended September 30, 1998, the managed net charge-off rate was 10.0 percent compared to 8.7 percent for the first nine months of 1997.

  The managed delinquency rate (over 30 days contractually past due) was 7.8 percent at September 30, 1998, compared to 7.4 percent at June 30, 1998, and
6.4 percent at September 30, 1997.

  The managed loan loss reserve at September 30, 1998, was $350.9 million or 107 percent of loans 30 days or more past due. This compares to a managed loan loss reserve of $324.2 million at June 30, 1998, or 112 percent of loans 30 days or more contractually past due. The provision for loan losses on a managed basis was $134.7 million and $390.1 million for the three and nine-month periods ended September 30, 1998, respectively, compared to $88.0 million and $210.9 million for the same periods in 1997, respectively. These increases primarily reflect higher credit card loan balances as well as an increase in managed net charge-offs.


  Managed credit card fees, interchange and other credit card income increased 73 percent to $65.8 million for the third quarter of 1998, from $38.1 million in the third quarter of 1997. For the nine-month period ended September 30, 1998, managed credit card fees, interchange and other credit card income was $180.1 million compared to $106.9 million for the same period in 1997. These increases were primarily due to the growth in the number of total accounts and loans in the managed credit card portfolio, as well as the continued impact from the first quarter 1998 policy change in the billing of overlimit fees.

  At September 30, 1998, combined fee-based active members totaled 3.6 million, a 40 percent increase from September 30, 1997. Combined fee-based services revenues (including net extended service plan revenues) increased to $26.4 million for the third quarter of 1998. This represents a 64 percent increase over the third quarter of 1997 revenue of $16.1 million. This increase is driven by the continued successful performance of our debt waiver product and the change in operations for the extended service plan business whereby Metris assumed the responsibility for claims processing and underwriting on contracts sold on or after January 1, 1997. As a result of this operating change, all extended service plan revenues and the related operating margins have been deferred and are recognized over the life of the related extended service plan contracts. PurchaseShieldsm revenues also contributed to the increase in combined fee-based services revenues.
For the nine-month period ended September 30, 1998, combined fee-based services revenues were $77.5 million, up 83 percent from $42.3 million for the same period in 1997.



   The revenues reported for the three and nine-month periods ended
September 30, 1998 reflect the Company's recently announced change in revenue recognition. This change resulted from the Securities and Exchange Commission Staff (SEC) concluding that no revenue should be recognized until the expiration of the fee-based services membership refund period. This change was a cumulative one-time reduction in revenues of approximately $3.0 million and a corresponding reduction in expenses of approximately $3.1 million, or a $68,000 increase in net income.

  Other operating expenses were $50.7 million in the third quarter of 1998, up from $27.9 million in the third quarter of 1997. The increased expenses reflect the continued investment in the infrastructure of the company and additional expenses due to the increased number of accounts. The managed operating efficiency ratio improved to 23.8 percent in the third quarter of 1998 from 25.6 percent in the second quarter of 1998, and is 2.9 percentage points higher than the 20.9 percent in the third quarter of 1997. Other operating expenses were $156.7 million for the nine months ended September
30, 1998, compared to $94.6 million for the same period in 1997, and the managed operating efficiency ratio improved to 25.6 percent from 27.0 percent in the prior year.

 	The Company's independent auditors, KPMG Peat Marwick LLP, concur with the Company that its accounting policies are in accordance with generally accepted accounting principles. Based on the guidance the SEC has provided to another fee-based services company, capitalizing and amortizing qualifying costs related to direct-response advertising continues to be in accordance with generally accepted accounting principles. Therefore, Metris does not need to take the contemplated $14.1 million one-time, cumulative, non-cash charge to earnings. Our independent auditors, KPMG Peat Marwick concur with this treatment.


  Return on average stockholders' equity was 32.0 percent for the third quarter of 1998, compared to 25.9 percent for the second quarter of 1998 and
25.8 percent for the third quarter of 1997.

  On September 25, 1998, Fingerhut distributed its remaining shares of Metris common stock to its shareholders, in a tax-free distribution.

  Metris Companies Inc. is an information-based direct marketer of consumer credit products and fee-based services primarily to moderate income consumers. Based in St. Louis Park, Minnesota, Metris also has operations in Tulsa, Oklahoma; Baltimore, Maryland; Champaign, Illinois and Phoenix, Arizona and currently employs over 1,800 people.

          Visit Metris on the Internet at www.metriscompanies.com.


                                   ###



  	This press release contains forward-looking statements. These statements include statements regarding intent, belief or current expectations of the Company and its management. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that may cause the Company's actual results to differ materially from the results discussed in the forward-looking statements.
Among the factors that could cause actual results to differ materially from those indicated by such forward-looking statements are: the Company's limited operating history as a stand-alone entity; the Company's limited experience with respect to originating and servicing credit card accounts, including limited delinquency, default and loss experience; the lack of seasoning of its credit card portfolio, which makes the predictability of delinquency and loss levels more difficult; risks associated with unsecured credit transactions, particularly to moderate income consumers; risks associated with acquired portfolios; interest rate risks; dependence on the securitization of the Company's credit card loans or the capital markets to fund operations; general economic conditions affecting consumer income, which may increase consumer bankruptcies, defaults and delinquencies; state and federal laws and regulations, including consumer and debtor protection laws;
and the highly competitive industry in which the Company operates. Each of these factors is more fully discussed in Exhibit 99 to the Company's Annual Report on Form 10-K, for the fiscal year ended December 31, 1997. Reference to this Cautionary Statement or Exhibit 99 in the context of a forward-looking statement or statements shall be deemed to be a statement that any one or more of these factors may cause actual results to differ materially from those anticipated in such forward-looking statement or statements.




METRIS COMPANIES INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(dollars in thousands, except per share data) (unaudited)


                                      September  30,       December 31,
                                          1998                1997
Assets
Cash and due from banks               $     19,049         $    	21,006
Federal funds sold                          13,713               27,089
Short-term investments                         473                  128
	Cash and cash equivalents                  33,235               48,223
Credit card loans:
	Loans held for securitization              38,916               	8,795
	Retained interests in loans securitized  	546,419             	471,831
		Less: Allowance for loan losses         		48,510             	 32,039
	Net credit card loans                   		536,825             	448,587
Premises and equipment, net               		20,945              	15,464
Accrued interest and fees receivable         5,297               	4,310
Prepaid expenses and deferred charges     		34,904              	18,473
Deferred income taxes                    		129,216              	80,787
Customer base intangible                  		42,176              	36,752
Other assets                              		25,090              	20,625
	Total assets                         	$  	827,688         $   	673,221
Liabilities
Short-term borrowings                    		214,000             	144,000
Long-term debt                             100,896              100,000
Accounts payable                          		32,174              	35,356
Other payables due to credit card
	securitizations, net                      153,221	            	134,559
Current income taxes payable to FCI         16,761               	9,701
Deferred income                	           	69,113	             	49,204
Accrued expenses and other liabilities    		25,167              	24,363
	Total liabilities                       		611,332             	497,183
Stockholders' Equity
Preferred stock, par value $.01 per share;
	authorized 10,000,000 shares, none
 issued or outstanding
Common stock, par value $.01; authorized
  100,000,000 shares, issued and
  outstanding 19,242,000 and19,225,000
  shares, respectively                      	192	                  192
Paid-in capital                	        	107,331              	107,059
Retained earnings                      		108,833               	68,787
	Total stockholders' equity            		216,356              	176,038
	Total liabilities and stockholders'
  equity                       	    $  	827,688            $  	673,221


METRIS COMPANIES INC. AND SUBSIDIARIES
Consolidated Statements of Income
(in thousands, except per share data) (unaudited)

                                       Three Months Ended         Nine Months Ended
                                          September 30,             September 30,
                                       1998         1997          1998         1997
Interest Income
Credit card loans                     $ 	28,234		 $ 	16,490       $	80,494  	$	42,645
Federal funds sold                        		197       		515        		  977			   1,270
Other                                     		133       		210            902        568
	Total interest income                 		28,564    		17,215       		82,373  		 44,483
Interest expense                        		8,902     		2,398       		21,733      5,930
Net Interest Income                    		19,662    		14,817       		60,640  		 38,553
Provision for loan losses              		17,154    		11,106       		58,586		   28,589
Net interest income after
	provision for loan losses              		2,508     		3,711        		2,054		    9,964
Other Operating Income
Net extended service plan revenues        6,333     		1,628       		18,093		    3,249
Net securitization and credit card
 servicing income                        30,499    		14,706       		95,454		   59,533
Credit card fees, interchange
	and other credit card income          		18,961    		10,488         47,707		   28,324
Fee-based product revenues             		20,066      14,457       		59,408		   39,082
                                       		75,859    		41,279        220,662    130,188
Other Operating Expense
Credit card account and other product
solicitation and marketing expenses     		7,818     		5,942      		29,245		    22,419
Employee compensation                  		12,940     		8,318        42,612		    24,455
Data processing services and
	communications                         		8,822     		3,628      		25,792		    12,893
Third-party servicing expenses          		2,895	    		2,233         7,953		     7,972
Warranty and debt waiver underwriting
 and 	claims servicing expenses           3,059	    		1,689       		8,479		     4,077
Credit card fraud losses                		1,034	    		1,121       		3,354		     2,700
Other                                  		14,162     		4,925      		39,231   		 20,117
                                       		50,730    		27,856     		156,666		    94,633
Income Before Income Taxes             		27,637      17,134        66,050		    45,519
Income taxes                           		10,641     		6,597      		25,430		    17,525
Net Income                           $  	16,996    $	10,537     	$	40,620	  $	 27,994

Earnings per share:
Basic                                $     	.88	   $   	.55	     $  	2.11   $	   1.46
Diluted                                   		.85       		.52        		2.03		      1.38

Shares used to compute earnings per share:
Basic                         	          19,231     	19,225     		19,227		     19,225
Diluted                                  20,063      20,299     		19,973		     20,224




METRIS COMPANIES INC. AND SUBSIDIARIES
Financial & Statistical Summary
(in thousands, except Earnings per share and stock price) (unaudited)

                                           Three Months Ended          Nine Months Ended
                                              September 30,              September 30,
                                           1998          1997          1998        1997
Income Statement Data (Managed Basis):
Net interest income                    $  	123,342  	$  	78,806   	$	  362,909	      $	  204,838
Provision for loan losses                		134,736     		87,997        390,140           210,919
Other operating income                    		89,761     		54,181      		249,947           146,233
Other operating expense                   		50,730       27,856      		156,666            94,633

Income before income taxes            $	    27,637  $   	17,134  	$   	66,050        $	   45,519
Tax rate                                    		38.5%      		38.5%       		38.5%	             38.5%
Net income	                           $    	16,996	 $	   10,537   $   	40,620        $	   27,994

Per Share Statistics:
Earning per share (diluted)	          $	       .85	 $      	.52	  $     	2.03        $	     1.38
Stock price (period end)       	            46 5/8      43 5/16      		46 5/8		          43 5/16
Shares outstanding (period end)           		19,242       19,225      		19,242		           19,225
Shares used to compute EPS (diluted)      		20,063       20,299      		19,973             20,224

Credit Card Data (Managed Basis):
Period-end accounts                        		2,467      		1,802       		2,467              1,802
Period-end managed loans              	$	4,242,768 	$	2,683,877 	$ 	4,242,768        $	2,683,877
Average loans                          		4,082,805    2,274,916   		3,799,040		        1,979,957
Average interest-earning assets        		4,107,219  		2,328,429   		3,845,677          2,025,808
Average assets                         		4,256,450  		2,334,105   		3,952,455          2,034,598
Average stockholders' equity             		210,422   			162,284    			194,300            152,748

Net interest margin                         		11.9%      		13.4%       		12.6%              13.5%
Return on average assets                     		1.6%       		1.8%          1.4%               1.8%
Return on average equity                    		32.0%      		25.8%       		28.0%              24.5%

Loan loss reserves                     $  	350,864	 $  	190,626	 $   	350,864        $	 190,626
Reserves as a percent of 30-day plus
	receivables                                 		107%        	112%        		107% 	            112%
Delinquency ratio (over 30 days)             		7.8%       		6.4%        		7.8%              6.4%
Loan loss reserve ratio                      		8.3%       		7.1%        		8.3%              7.1%
Net charge-off ratio                          10.5%       		8.7%       		10.0%              8.7%

Extended Service Plan Data:
Fee-based product revenues            $	    20,066  $   	14,457	$    	59,407	        $	  39,082
Net extended service plan revenues         		6,333        1,628       18,093		            3,249
Warrantable product unit penetration rates  		25.0%      		27.2%        26.1%              26.8%